EXHIBIT 3.1

AMENDMENTS

TO THE

MEMORANDUM OF ASSOCIATION

OF

CORNER GROWTH ACQUISITION CORP.

RESOLVED, as a special resolution, that Section 5 of the Memorandum of Association of the Company be deleted in its entirety and replaced as follows:

“5. The share capital of the Company is US$34,000 divided into 300,000,000 Class A Shares of a par value of US$0.0001 each, 30,000,000 Class B ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each.”

RESOLVED, as a special resolution, that Article 49.10 of the Articles of Association of the Company be deleted in its entirety and replaced as follows:

 “49.10 After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not without the approval of the Company by way of ordinary resolution issue additional Shares or any other securities that would entitle the holders thereof to: (a) receive funds from the Trust Account; or (b) vote as a class with the Public Shares: (i) on the Company’s initial Business Combination or on any other proposal presented to Members prior to or in connection with the completion of an initial Business Combination; or (ii) to approve an amendment to the Memorandum or the Articles to: (x) extend the time the Company has to consummate a business combination beyond 30 months from the closing of the IPO; or (y) amend this Article 49.10.”